UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of July 2006

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

L3, 40 Johnstone Street, Wellington 6001, New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: July 6th, 2006	By:	/s/ David Newman

(Signature)

David Newman
Director

PRESS RELEASE

Wellington, New Zealand – 6th July 2006 Austral Pacific Energy Ltd. (TSX-V and NZSX: APX; AMEX: AEN)

Austral Pacific Clarifies 4th July Press Release

Changes to the Investment Tax Regime

Austral Pacific is moving to clarify its press release made on 4th July 2006 by providing further comment in particular on the nature of the New Zealand Government’s proposed changes to the investment tax regime.

The Company wishes to emphasise that the proposed changes only relate to New Zealand investors holding shares in companies registered in countries other than Australia and New Zealand. The proposed changes do not relate to investors resident in countries other than New Zealand; nor do they relate to the fiscal regime under which the Company conducts its oil and gas exploration and production business in New Zealand.

Adjustment for Stock Compensation Expense

In the same 4th July press release the Company announced that in the course of preparing the Canadian to United States General Accepted Accounting Principles reconciliation it had become aware that at 31 December 2005 it had not correctly accounted for stock compensation expense under Canadian GAAP.  The error arose as a result of differing interpretations of stock based compensation accounting standards such that a stock option grant made in February 2006, which was disclosed in the Canadian GAAP December 2005 annual financial statements by way of note 11(b), should have been accounted for as an adjustable subsequent event. The Company also announced that the December 2005 annual financial statements and March 2006 quarterly interim financial statements prepared under Canadian GAAP had been restated and refiled on SEDAR to account for this.

The Company now further announces that the restatement resulted in an increase in stock compensation expense for the year ended 31 December 2005 of $397,125 and increased the reported loss for the year ended 31 December 2005 to $2,805,684. At the same time a corresponding adjustment has been made to the March 2006 quarterly interim financial statements.

Ends

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

Contact: Rick Webber, CEO, +64 (4) 495-0888

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions. See our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.